Liberty PlugIns, Inc.

ANNUAL REPORT

1482 East Valley Rd, Ste 329
Santa Barbara, CA 93108
855-999-0078
https://www.libertyplugins.com/

This Annual Report is dated April 29, 2026.

BUSINESS

Company Overview
Liberty Plugins is an OEM and software-as-a-service (SaaS) company operating in the charge-station management system (CSMS) market. Unlike traditional EV charging networks that rely on always-connected hardware and expensive infrastructure, Liberty's platform is designed to deliver reliable, monetized charging at the lowest possible total cost of ownership.
Liberty built its products for a pre-incentive environment- where value, simplicity, and durability mattered. That discipline is now a competitive advantage as incentive-heavy market participants retrench or exit.

Liberty's Value Proposition Liberty's products are:
-       Priced for cost-conscious property owners and operators - Installable by standard electrical contractors
-       Designed to minimize ongoing operational burden
The Liberty Access Platform™ provides administrators with real-time visibility into usage, revenue, and system performance, while allowing flexible access control for multiple user groups on the same infrastructure.
CodeConnect™

CodeConnect™ is Liberty's patented, non-networked smart charging solution, enabling secure payment and access control without requiring a persistent internet connection. This makes it well-suited for environments where traditional networked systems are not viable, including military and government sites, underground or secure parking, rural locations, and affordable housing.
Hydra™

Hydra™ is Liberty's patented, flexible CSMS designed to manage 2–10 chargers through a single control unit. It reduces per-charger installation costs, enables retrofits for unmanaged chargers, and unlocks value from previously underutilized or stranded infrastructure.

Hydra also supports participation in applicable regulatory credit programs and allows Liberty to take over and optimize chargers from exiting providers, turning sunk assets into productive systems.

Liberty's focus is on multi-unit housing, workplace and fleet applications. At our core, we enable customers (owners) to manage, monetize, and control their EV Charging assets, while offering charging as a practical and reasonably priced amenity for employees, residents, and guests (Users). Liberty offers the industry's lowest subscription model for EV Charger Management and is brand agnostic with respect to chargers, allowing the company to partner with a broad range of Level 2 and DC Fast Charge OEM's.

Previous Offerings

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $100,000.00
Number of Securities Sold: 400,000
Use of proceeds: new product development and general corporate purposes
Date: January 31, 2017
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $50,000.00
Number of Securities Sold: 200,000
Use of proceeds: general corporate purposes
Date: November 09, 2017
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $225,000.00
Number of Securities Sold: 900,000
Use of proceeds: general corporate purposes
Date: March 23, 2018
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25,000.00
Number of Securities Sold: 100,000
Use of proceeds: general corp purposes
Date: December 23, 2017
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $68,694.00
Number of Securities Sold: 251,444
Use of proceeds: General corporate purposes
Date: December 31, 2019
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $930,728.00
Number of Securities Sold: 2,528,102
Use of proceeds: General corporate purposes, marketing and R&D.
Date: December 31, 2020
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $383.498.17
Number of Securities Sold: 833,650
Use of proceeds: General corporate purposes, marketing and R&D.
Date: December 31, 2022
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

The following discussion is based on our unaudited operating data.

The EV charging management market in 2025 reflects a clear transition into a post-incentive phase. Electric vehicles and charging infrastructure have moved beyond early adoption and are now structurally embedded in the transportation ecosystem. Even as federal incentives that once supported the market have been reduced, EVs increasingly stand on their own as a rational economic choice for a growing share of buyers. Charging infrastructure is now being forced to follow the same logic- shifting away from subsidy-driven deployment toward models grounded in real demand and sustainable economics.

At the same time, the industry faces meaningful headwinds. Despite rapid infrastructure expansion, many operators continue to struggle with profitability due to high capital costs, rising installation and energy expenses, and uneven utilization. A growing mismatch between supply and demand has led to underused assets in some areas and congestion in others, while reliability issues- such as downtime, payment friction, and inconsistent availability- continue to impact user experience. Infrastructure remains unevenly distributed, with oversupply in select corridors and underinvestment in key segments like multifamily housing. As incentives recede, the market is entering a period of consolidation and discipline, where long-term success depends on aligning infrastructure with everyday usage patterns and delivering economically viable solutions.

Financial Statements

Our financial statements for the years ending December 31, 2025 can be found in the financial statement section of the offering materials.

Financial condition

Liberty PlugIns, Inc. generates revenue by selling electric vehicle charging infrastructure equipment, access control systems and services in the United States and Canada. U.S. sales have historically represented over 90% of the Company's annual sales. The Company's cost of sales include payments to contract manufacturers for assembling hardware that is used in the control system. Other recurring costs are cellular network fees and cloud server fees that are part of Liberty's charging network services.

Results of operations

Year ended December 31, 2025 compared to year ended December 31, 2024.

Revenue

Revenue for fiscal year 2025 was $1,148,741 down 26.5% compared to fiscal year 2024 revenue of $1,561,986. The EV charging market experienced near-term headwinds in 2025, as EV adoption continued to grow but at a slower pace than earlier expectations, particularly in the U.S and the change in government policy around EV significantly impacted the market. This policy change resulted in the reduction or
expiration of certain EV purchase incentives, which softened near-term demand, as well as government budget cuts early in the current administration that led to the cancellation or delay of several planned infrastructure projects, including portions of Liberty's pipeline. Together, these factors, alongside tighter capital conditions, resulted in slower deployment activity and extended sales cycles across the industry.

Cost of sales

Cost of sales in 2025 was $599,962 a decrease of approximately $401,690, from cost of sales of $1,001,652 in fiscal year 2024. This change was largely due to a decrease in sales resulting in a decrease in component parts and software upgrades needed.

Gross Margins

2025 gross profit decreased slightly to $548,779 over 2024 gross profit and gross margins as a percentage of revenues increased slightly from 35.9% in 2024 to 47.8% in 2025. Gross margin increased in 2025 because the company reduced its cost of sales significantly faster than the decline in revenue, improving profitability on each dollar of sales. However, total revenue fell materially year-over-year, and that lower volume more than offset the efficiency gains, resulting in a slight decrease in absolute gross profit.

Expenses

The Company's expenses consist of compensation and benefits, marketing and sales expenses, fees for professional services and patents and research and development expenses. Expenses in 2025 increased by $285,172 from 2024.

This is driven primarily by a significant rise in Sales & Marketing spend, which grew from $62,000 to $191,190. This increase was partially offset by reduction in Operations expenses, which declined year-over-year. Overall, the company reallocated spending toward growth-oriented activities.

Recent offerings of securities

Since April of 2024, Liberty has raised $2.15 Million in investment through a Convertible Note. These funds allowed the above successes as well as numerous others to take place. Simultaneously the market Liberty serves has witnessed a number of company failures in the past eighteen months and this consolidation opportunity, along with the need to make additional investment in the technology stack, is causing the company to seek additional funds.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $118,210.

Debt

Short term debt (2025)
$450,000
Long term debt (2025)
$1,965,000

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Kristen Helsel
Current Primary Role: Chief Executive Officer at Liberty Plugins
Current Time Commitment to the Issuer: Full time, approximately 40 hours per week
Positions and Offices Currently Held with the Issuer:
• Position: Chief Executive Officer
• Dates of Service: April 2024– Present
• Responsibilities: Leads Liberty Plugins' overall strategy, execution, and organizational growth. Ms. Helsel is a seasoned C-suite executive with a track record of scaling both start-up and established companies, executing dynamic revenue growth strategies, and leading teams to successful exits.
Her background spans clean tech, solar, energy storage, robotics, drones, aerospace, and battery industries—driven by a passion for sustainable and innovative disruptive technologies.
Prior Experience Includes:
o Chief Revenue Officer, Ideanomics: Led the company's global expansion strategy in the EV space through both organic and inorganic growth.
o Vice President and General Manager, Electric Vehicle Solutions, AeroVironment: Elevated the company's standing as a leading EV solutions provider.
o Executive roles at Lionano, Generac Power Systems, and Pika Energy: Focused on commercialization, partnerships, and scaling go-to-market strategies across the energy and electrification sectors.
Compensation: Ms. Helsel is compensated as an full time employee and is eligible to receive company stock and/or options as awarded by the board of directors.

Position: Director
Dates of Service: April 2024- Present
Responsibilities: Board member. There is no cash compensation for board members, but board members are eligible to receive company options when awarded by the compensation committee.

Name: Richard G. Mckee, Jr.
Richard G. Mckee, Jr.'s current primary role is with Dynamic Investment Group, Inc.. Richard G. Mckee, Jr. currently services approximately 10 hour(s) per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director, Chairman of Board Dates of Service: June 2017 — Present
Responsibilities: Works closely with the CEO. Helps develop corporate strategy and planning. Works with the other board members to protect the interests of the shareholders. Mr. Mckee received no cash or equity compensation in 2025, but is eligible to receive company stock options when awarded by the compensation committee.
Other business experience in the past three years:
Employer: Dynamic Investment Group, Inc. Title: CEO
Dates of Service: January 1998 — Present
Responsibilities: Stock analysis, consulting and portfolio management.

Name: Richard (Rick) Davis
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: October 2020 — Present
Responsibilities: Works with CEO and other board members to protect the interests of the shareholders. Rick Davis receives zero salary compensation for his role as director. Mr. Davis received no cash or equity compensation in 2025, but is eligible to receive company stock options when awarded by the compensation committee.
Other business experience in the past three years:
Employer: PowerVerde Inc.
Title: Chief Executive Officer, Director
Dates of Service: November 2011 — Present
Other business experience in the past three years:
Employer: 374Water Inc.
Title: Director
Dates of Service: November, 2011 - Present
Responsibilities: Corporate Finance, Structure Equity, finance deals including private and public companies.

Name: Herman Morton Leibowitz

Positions and offices currently held with the issuer:
Position: Director
Dates of Service: January 2017 - Present
Responsibilities: Works with CEO and other board members to protect the interests of the shareholders. Board members provide oversight and protect the interest of the shareholders. Mr. Leibowitz received no cash or equity compensation in 2025, but is eligible to receive company stock options when awarded by the compensation committee.
Other business experience in the past three years:
Employer: Waste Heat Solutions Title: Founder
Dates of Service: January 2000 - Present
Responsibilities: Waste heat and thermodynamics engineer

Name: Chris Outwater
Positions and offices currently held with the issuer:
Position: Founder/ Director
Dates of Service: January, 2016- Present
Responsibilities: Works with CEO and other board members to protect the interests of the shareholders. Mr. Outwater received no cash or equity compensation in 2025, but is eligible to receive company stock options when awarded by the compensation committee.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Chris Outwater
Amount and nature of Beneficial ownership: 6,525,879 shares net of 75,000 options sold against his shareholdings.
Percent of class: 13.13% of the fully diluted shares outstanding, including options and warrants.

RELATED PARTY TRANSACTIONS

RELATED PARTY TRANSACTIONS

The company has loaned Chris Outwater, a Company Director, $99,534 as of December 31, 2025, which is a loan receivable from Chris Outwater to the Company.

OUR SECURITIES

The Company has authorized Common Stock and Preferred Stock.

Common Stock

Authorized: 100,000,000
Outstanding: 48,000,000
Voting Rights: Voting rights: Common share voting rights. one share, one vote.
Material Rights:
On a fully diluted basis we have 42,172,754 shares of common stock outstanding.

Preferred Stock

Authorized: 50,000,000
Outstanding: 0
Material Rights:
The authorized, preferred shares are currently blank check and rights, preferences, privileges, and restrictions, etc., may be designated at the discretion of the board upon some future date.

What it means to be a minority holder

As a minority holder of Liberty Plugins, you will have limited rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS RESTRICTIONS ON TRANSFER
The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

What it means to be a minority holder

As a minority holder of [Security Name] of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

   If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Liberty PlugIns, Inc.
By /s/ *Kristen Helsel*
Title: CEO and Board Member

By /s/ *Kristen Helsel*
Name: Kristen Helsel
Title: CEO and Board Member

By /s/ *Angela Lopez*
Name: <u>Angela Lopez</u>
Title: Controller


Exhibit A
FINANCIAL STATEMENTS


Liberty Plugins, Inc.
Balance Sheet Summary
(Unaudited)

For Fiscal Year Ended December 31, (USD $ in Dollars)		**2025**		**2024**
ASSETS				
Cash and cash equivalents	$	118,210	$	289,741
Accounts receivable		280,286		495,614
Other current assets		495,159		622,911
Total current assets		893,655		1,408,266
Fixed assets		-		-
Other assets		198,758		204,088
TOTAL ASSETS	$	1,092,413	$	1,612,354
LIABILITIES AND EQUITY				
Current liabilities				
Accounts payable	$	125,902	$	292,757
Credit cards		19,043		13,464
Other current liabilities		955,178		347,222
Total current liabilities		1,100,123		653,443
Total long-term liabilities		1,965,000		1,400,000
Total liabilities		3,065,123		2,053,443
Equity				
Total shareholders equity		(1,972,710)		(441,089)
Total liabilities and equity	$	1,092,413	$	1,612,354

Liberty Plugins, Inc.
Statement of Operations
(Unaudited)

For Fiscal Year Ended December 31, (USD $ in Dollars)		2025		2024
Income				
Total sales	$	1,148,741	$	1,561,986
Total cost of goods sold		599,962		1,001,652
Gross profit	$	548,779	$	560,334
Expenses				
General and administrative		1,230,387		1,032,400
Sales and marketing		191,190		62,093
Operations		498,421		540,332
Total expenses		1,919,997		1,634,825
Net operating income/(loss)	$	(1,371,218)	$	(1,074,491)
Net other income/(loss)		(160,426)		(106,050)
Net income/(loss)		(1,531,644)		(1,180,541)

Liberty Plugins, Inc.
Statement of Cash Flows
(Unaudited)

For Fiscal Year Ended December 31, (USD $ in Dollars)	2025	2024
Operating Activities		
Net Income	$ (1,531,644)	$ (1,180,541)
Total adjustments to reconcile Net Income to net cash provided by operations:	790,460	(144,320)
Net ash used by operating activities	$ (741,185)	$ (1,324,861)
Net Cash provided by investing activities	5,753	15,211
Net cash provided by financing activities	565,000	1,400,000
Net cash increase/(decrease) for period	(170,431)	90,350

Liberty Plugins, Inc.
Statement of Changes in Equity
(Unaudited)
(in thousands, USD $ in Dollars)

	Shares	Amount		Paid in Capital		Accumulated Deficit		Stockholders' Equity
Balance - December 31, 2023	42,187,003	$	42,187	$	6,075	$	(5,492)	$	739
Issuance of shares for proceeds	-		-		-		-		-
Exercise of warrants for shares	-	$	-	$	-	$	-	$	-
Net loss						$	(1,180)		(1,180)
Balance - December 31, 2024	42,187,003		42,187		6,075		(6,672)		(441)
Issuance of shares for proceeds	-		-		-		-		-
Exercise of warrants for shares	-	$	-	$	-	$	-	$	-
Adjustment to shares	(14,249)								
Net loss							(1,532)		(1,532)
Balance - December 31, 2025	42,172,754		42,187		6,075		(8,204)		(1,973)

NOTE 1— NATURE OF OPERATIONS

Liberty PlugIns, Inc. was formed on September 15, 2009 ("Inception") in the State of Delaware. The financial statements of Liberty PlugIns, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Barbara, California.

Liberty is a technology company that focuses on access control and authentication. We develop firmware and software for electric vehicle (EV) charging systems serving workplace, multi-tenant dwellings and fleets.

NOTE 2— SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability.

There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of EV equipment and the provision of related software services when equipment is delivered and/or the service has been performed.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S.

Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3— DEBT

The Company has no debt.

NOTE 4— COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5— STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 100,000,000 shares of our common stock with par value of $.001. As of December 31,2025, the company has currently issued 49,082,754 shares of our common stock, of which 6,910,000 shares are unconverted options and warrants.

We have authorized the issuance of 50,000,000 shares of our preferred stock with par value of $.001. As of December 31, 2025, the company has currently issued 0 shares of our preferred stock.

NOTE 6— RELATED PARTY TRANSACTIONS

The company has loaned Chris Outwater, a Company Director, $99,534 as of December 31, 2025, which is a loan receivable from Chris Outwater to the Company.

NOTE 7— SUBSEQUENT EVENTS

There have been no events or transactions during this time which would have a material effect on these financial statements.

I, Kristen Helsel, the Chief Executive Officer of Liberty Plugins, hereby certify that the financial statements of Liberty Plugins and notes thereto for the periods ending 12/31/2024 (first Fiscal Year End of Review) and 12/31/2025 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Liberty Plugins has not yet filed its federal tax return for 2025. For year ended 12/31/2024, taxable income was $-1,181,145. Taxes paid was $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of 04/30/2026 (Date of Execution).

_____ (Signature)

____CEO_____ (Title)

____04/30/2026_____ (Date)